SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C.


__________________________________________
In the Matter of                          :
                                          :
EASTERN EDISON COMPANY                    :
110 Mulberry Street                       :
Brockton, Massachusetts  02403            :
                                          :
BLACKSTONE VALLEY ELECTRIC COMPANY        :
Washington Highway, P.O. Box 1111         :
Lincoln, Rhode Island  02865              :
                                          :
NEWPORT ELECTRIC CORPORATION              :
12 Turner Road, P.O. 4128                 :
Middletown, Rhode Island  02840           :
                                          :   Certificate of Notification
MONTAUP ELECTRIC COMPANY                  :         Pursuant to Rule 24
P.O. Box 2333                             :
Boston, Massachusetts  02107              :
                                          :
EUA SERVICE CORPORATION                   :
P.O. Box 2333                             :
Boston, Massachusetts  02107              :
                                          :
EUA OCEAN STATE CORPORATION               :
P.O. Box 2333                             :
Boston, Massachusetts  02107              :
                                          :
             (70-8287)                    :
                                          :
Public Utility Holding Company Act of 1935:
__________________________________________:


     Eastern Edison Company, Montaup Electric Company, Blackstone Valley Electric Company, Newport Electric Corporation, EUA Service Corporation and EUA Ocean State Corporation, subsidiaries of Eastern Utilities Associates, a registered holding company, in accordance with the Order of the Securities and Exchange Commission entered in the above matter on December 21, 1993, hereby certify pursuant to Rule 24 that the transactions reported in the Certificates of Notification pursuant to Rule 24 dated April 29, 1994, July 13, 1994, November 1, 1994, January 13, 1995, April 24, 1995, August 3, 1995,
October 19, 1995 and January 4, 1996, constitute all of the steps in the consummation of a series of transactions during the period ended December 31, 1995, in accordance with terms and conditions of, and for the purposes represented by, the joint application dated October 13, 1993, as amended, as filed in said matter, and said Order with respect thereto.

Item 6.  Exhibits and Financial Statements (* indicates filed herewith)

    * Exhibit F - Past Tense Opinion of McDermott, Will & Emery

                              By: /s/ Clifford J. Hebert, Jr.
                                  Clifford J. Hebert, Jr.
                                  Treasurer

                              EASTERN EDISON COMPANY
                              MONTAUP ELECTRIC COMPANY
                              BLACKSTONE VALLEY ELECTRIC COMPANY NEWPORT
                              ELECTRIC CORPORATION
                              EUA SERVICE CORPORATION
                              EUA OCEAN STATE CORPORATION